October 14, 2011

Jonathan Groff

Reid Hooper

Securities and Exchange Commission

Division of Corporation Finance

100 F Street N.E.

Washington DC 20549

Re:

New York Tutor Company

Registration Statement on Form S-1

Filed August 8, 2011

File No. 333-176119

Dear Mr. Groff and Mr. Hooper:

New York Tutor Company, a Nevada corporation (the “Company”), has received and reviewed your letter of August 24, 2011, pertaining to the Company’s Registration Statement on Form S-1 (the “Filing”) as filed with the Securities & Exchange Commission (the “Commission”) on August 8, 2011.

Specific to your comments, our responses below are in addition to those filed via the Edgar system:

FORM S-1

The following numbered responses correspond to those numbered comments as set forth in the comment letter dated August 24, 2011.

General

1.

We note that the disclosure in the filing, financial and non-financial information, is very similar to the disclosure in a registration statement filed contemporaneously by another issuer (Bahamas Concierge, Inc. Form S-1 File No. 333-176048). Please advise whether this is coincidence, or why the offerings have been structured so similarly.

RESPONSE:  Our corporate counsel has reviewed your comment and provided the following response:

“As both companies are start-up companies, they have similar financial and non-financial disclosures and they have similar capital needs to commence operations. Other than the fact that both are start-up companies potentially raising the same amount of capital through their offering these companies are not related in any direct or indirect manner, other than this Firm’s representation. This Firm evaluates each client individually and makes suggestions based on the client’s apparent capital requirements and goals. In this instance, it happens that both companies’ needs were similarly matched in this regard. Our suggestions based on the foregoing, while similar, were completely independent and wholly unrelated. As we represent many start-up companies we must base our recommendations on each client’s needs at the time we begin our representation, and in this instance the similar nature of the offerings is simply a coincidence. We reaffirm, that these clients are independent entities and have either neither direct nor indirect affiliation or relationship with the other.”

2.

Based upon the company’s nominal assets and lack of operations, the company is considered a shell company.  Clearly identify the company as such and discuss the restrictions imposed on such companies, including unavailability of Rule 144 for resales of restricted securities.

RESPONSE:  The Company does not believe that it is a “shell company” within the meaning of Rule 405 of Regulation C under the Securities Act of 1933, as amended (the “Act”). Rule 405 of the Act defines a shell company as “a registrant, other than an asset-backed issuer as defined in Item 1101(b) of Regulation AB, that has: (1) No or nominal operations; and (2) Either: (i) No or nominal assets; (ii) Assets consisting solely of cash and cash equivalents; or (iii) Assets consisting of any amount of cash and cash equivalents and nominal other assets.”  As fully discussed below, the Company’s believes that its current and intended business operations exceed any classification as “nominal” and therefore, the Company is not, and should not be, classified as a “shell company”.

Since its inception, the Company has been very active in its operations with respect to developing and implementing its business plan. Here, it is important to note the following facts regarding the Company:

1.

The Company was incorporated in the State of Nevada on April 6, 2011. Although only recently incorporated the Company’s President, Mr. Simon has been a professor for almost ten years and throughout his tenure as a professor, he has taught hundreds of students and is now ready to concentrate on developing this business into a potential source of revenue while retaining the joy of teaching that attracted him to the business. Additionally Mr. Simon has been offering gratis tutoring services to some of his students and has always had the dream of turning this free service into a full service tutoring Company.

2.

The Company was created to help students and the Company plans to take a unique and innovative approach to teaching that helps students connect with the subject matter they need to master. Through personalized and focused teaching processes, the Company believes its clients will develop the tools they need for ongoing success in their fields of study.

3.

Initially the Company will focus on tutoring subjects that Mr. Simon has taught throughout his career, including different areas of history and language arts subjects. As the Company grows and hires additional tutors, it plans on offering tutoring services in all subjects, and even offering test preparation tutoring for standardized tests.

We believe that the foregoing demonstrates the Company’s high level of commitment towards establishing a legitimate long-term business and pursuing opportunities for its development. Nonetheless, prior to commencing the foregoing actions, the Company was already focused on the development of its services and the pursuit of strategic business relationships in furtherance of its business plan as Mr. Simon expressed an interest in creating a tutoring services company, and was focused on receiving financing and gaining a reputation as an experienced and charismatic tutor in order to help the future of the Company. As part of this effort, Mr. Simon has been diligently working to develop the Company’s tutoring services in an attempt to attract and retain a loyal clientele base.

Accordingly, and based on the foregoing, the Company believes that it has had ongoing business operations since inception therefore having never having been a “shell company”  The Company is in the development stage and is and should be considered a start-up company with a limited operating history, not a “shell company.” Further, as set forth in SEC Release 33-8869, note 172, the SEC did not intend to capture “start-up” companies within the term “shell company”; therefore, the Company should not be classified as a “shell company”

3.

Tell us how you obtained financing from 888 Investment Ltd., naming all relevant parties and their relationship to you.

RESPONSE:  888 Investment Ltd. is a company beneficially owned by Mr. Barron Wedderly (“Mr.  Wedderly”). Our corporate counsel, Carrillo Huettel, LLP, had a pre-existing business relationship with Mr. Wedderly’s counsel that dates back several years. Our President, Mr. Simon expressed an interest in starting a tutoring-based company that required funding. Mr. Simon mentioned this to his counsel, and they provided an introduction to Mr. Wedderly. Thereafter, Mr. Wedderly became interested in investing in the Company, due mainly to Mr. Simon’s dedication and extensive teaching and education experience.

4.

Revise statements throughout the prospectus that the Company was incorporated on April 6, 2011.  The Articles of Incorporation (Exhibit 3.1) indicate incorporation on March 31, 2011.

RESPONSE:  The Company was incorporated on April 6, 2011. The date of March 31, 2011 as referenced on the Articles of Incorporation is the date that the President of the Company signed the documents to be incorporated. We determine the incorporation date as the date the Articles are stamped from the Nevada Secretary of State; therefore we have not revised the Filing as the stamped Articles indicate an incorporation date of April 6, 2011.

Prospectus Summary

The Company Overview, page 5

5.

Disclose why the company is conducting an offering and becoming a reporting company in light of the following:

•

The company was only recently incorporated and has no business operations;

•

The company’s success depends on its sole officer and director, but the company’s sole officer and director devotes only part of his time to the company;

•

The company’s common stock has no market and may or may not become quoted on the over-the-counter market, which will limit the company’s ability to raise funds through equity financing or to use its shares as consideration;

•

The company’s common stock will likely be a penny stock.

RESPONSE:  We have amended the Filing on Page 5 to include the following language:

“Although we were only recently incorporated and have not yet commenced substantive operations, we believe that conducting this Offering will allow the Company added flexibility to raise capital in today's financial climate. There can be no assurance that we will be successful in our attempt to sell 100% of the shares being registered hereunder; however, we believe that investors in today's markets demand full transparency and by our registering this Offering and becoming a reporting company, we will be able to capitalize on this fact.

Since inception, our operations have consisted of incorporating our Company and formulating our business plan. The Company intends to begin substantive operations within 2-3 months after we obtain a Notice of Effectiveness of this Offering and our initial plan of operations calls for the Company to begin marketing our services to potential clients. As our sole officer and director is an adjunct college professor, he has a flexible schedule in which he can devote more time to the Company as needed. As we generate revenue through our tutoring services and grow our clientele base, we may need to retain qualified tutors to hire in order to accommodate more clients. At this point, we do not have any verbal or written agreements regarding the retention of any qualified tutors.

Although the Company has no market for its common stock, management believes that the Company will meet all requirements to be quoted on the OTC market, and even though the Company’s common stock will likely will be a penny stock, becoming a reporting company will provide us with enhanced visibility and give us a greater possibility to provide liquidity to our shareholders.”

6.

Disclose whether your officers, directors, the company, any company promoters or their affiliates intend for the company, once it is reporting, to be used as a vehicle for a private company to become a reporting company.  Also disclose, if true, that you do not believe that the company is a blank check company because the company has no plans or intentions to engage in a merger or acquisition with an unidentified company, companies, entity or person.

RESPONSE:  We have amended the Filing on Page 6 to include the following language:

“Neither the Company, Mr. Simon nor any other affiliated or unaffiliated entity has any plans to use the Company as a vehicle for a private company to become a reporting company once New York Tutor Company becomes a reporting Company. Additionally, we do not believe the Company is a blank check company as defined in Section a(2) of Rule 419 under the Securities Act of 1933, as amended because the Company has a specific business plan and has no plans or intentions to engage in a merger or acquisition with an unidentified entity.”

Risk Factors, page 7

Risks Related To The Offering, page 7

We are a development stage company with limited operating history…, page 7

7.

Because you have solicited no clients nor received revenues to date. It does not appear that operations have commenced.  Please revise this risk factor heading to clearly state that you have no operating history.

RESPONSE:  We have revised the Filing on Page 8 to include the following language:

“We are a development stage company with no operating history and may never be able to carry out our plan of operations or achieve any significant revenues or profitability; at this stage of our proposed business, even with our good faith efforts, potential investors have a high probability of losing their entire investment.

We are subject to all of the risks inherent in the establishment of a new business enterprise. We have not generated any revenues. Any profitability in the future from our proposed business will be dependent upon the successful development, marketing and sales of our services, which itself is subject to those  industry-related risk factors as set forth herein. We may not be able to successfully carry out our proposed business and there can be no assurance that we will ever achieve enough revenues or profitability to maintain our Company.”

You may have limited access to information regarding our business…, page 8

8.

 Clarify what material reporting obligation will not be required of the company (e.g. compliance with the proxy rules).

RESPONSE:  We have amended the Filing on Page 9 to include the following language:

“You may have limited access to information regarding our business because we are a limited reporting company exempt from many regulatory requirements and our obligations to file periodic reports with the SEC could be automatically suspended under certain circumstances.

The Company will not become a fully reporting company, but rather, will be subject to the reporting requirements of Section 15(d) of the Securities Exchange Act of 1934. As of effectiveness of our registration statement of which this prospectus is a part, we will be required to file periodic reports with the SEC which will be immediately available to the public for inspection and copying (see “Where You Can Find More Information” elsewhere in this prospectus). Except during the year that our registration statement becomes effective, these reporting obligations may be automatically suspended under Section 15(d) if we have less than 300 shareholders. If this occurs after the year in which our registration statement becomes effective, we will no longer be obligated to file periodic reports with the SEC and your access to our business information would then be even more restricted; however, that filing obligation will generally apply even if our reporting obligations have been suspended automatically under section 15(d) of the Exchange Act prior to the due date for the Form 10-K. After that fiscal year and provided the Company has less than 300 shareholders, the Company is not required to file these reports. If the reports are not filed, the investors will have reduced visibility as to the Company and its financial condition.

In addition, as a filer subject to Section 15(d) of the Exchange Act, the Company is not required to prepare proxy or information statements, and our common stock will not be subject to the protection of the ongoing private regulations. Additionally, the Company will be subject to only limited portions of the tender offer rules, and our officers, directors, and more than ten (10%) percent shareholders are not required to file beneficial ownership reports about their holdings in our Company, and will not be subject to the short-swing profit recovery provisions of the Exchange Act. Further, more than five percent (5%) holders of classes of our equity securities will not be required to report information about their ownership positions in the securities. This means that your access to information regarding our business will be limited.”

Use of Proceeds, page 12

9.

It appears that the term “Internet” in the marketing column representing the use of proceeds if one hundred percent of the share offered is sold should read “PR Firm.”  Revise to correct.

RESPONSE:  We have revised the Filing accordingly.

Description of Business, page 17

10.

With respect to assertions about the qualifications of Mr. Simon, what your business will accomplish and the market and competitive environment provide us with objective support for your assertions and ensure that you make clear upon what standard or measure you base your claims. For example:

•

On page 17 you state that “Prof. Simon has wealth of academic excellence as well as a proven record of teaching” and that he “discovered that he was able to connect with students and help them understand concepts in ways that other professors were unable to.”

•

On page 20 you state “[s]ince we will be offering tutoring in all subject and for all grade levels as well as additional focused test prep programs, the Company has a great possibility for having a significant number of clients enrolled, and this will lead to revenues for the Company.”

•

On page 23 you state “[w]hile the need for tutoring exists, the bulk of tutoring taking place in the market is very limited and unorganized.  Generally, students…”

To the extent that you do not have objective support for your claims, please characterize them as you beliefs and disclose the basis for these beliefs.

RESPONSE:  We have revised the Filing on Pages 18 and 25 to include the following language:

Page: 18

“Prof. Simon first began teaching at various colleges and universities in city of New York, and he is currently the Assistant Adjunct Professor of History at Queens College where he teaches such diverse topics as the History of Science, Islamic Civilizations since 1517, and Modern Europe from 1815 to the Present.  Over the course of Prof. Simon’s tenure as an educator, he became alarmed at the fact that many of the students entering college were woefully deficient in remedial skills such as reading and writing, and he began offering free tutoring to many students on campus. It was this experience that provided him with the insight that he enjoyed teaching students and excelled at it. Prof. Simon discovered that he was able to connect with students and he believes he can help them understand concepts in ways that other professors may be unable to.  It is this ability to help students that lead him to create the New York Tutor Company.”

Page: 25

“While the need for tutoring exists, we believe that the bulk of tutoring taking place in the market is very limited and unorganized. Accordingly, Mr. Simon has noticed that most students seek help from untrained individuals who have specific experience in a given topic, such as fellow classmates. However, few have the resources to provide a comprehensive tutoring program covering every possible aspect of a course from understanding the material, to getting the best grade possible from a given professor. It is our belief that the majority of tutoring comes from these one-on-one sessions conducted by friends or family of the student.”

Products and Services, page 18

11.

We note the statement that “tutoring can take place at a number of locations, and the Company intends to be flexible with respect to tutoring locations.”  If you anticipate renting space to provide you services in addition to the corporate office center discussed on page 16 disclose that fact and whether you anticipate associated rental costs to be material.

RESPONSE: We do not anticipate renting space to provide our tutoring services; therefore, we have revised the Filing on Page 20 to include the following language:

“Both private and group tutoring sessions can take place at a number of locations, and the Company intends to be flexible with respect to tutoring locations. We would like to be as accommodating as possible, while still offering a mutually convenient location for the tutor and the student(s).  We anticipate offering mobile-type tutoring services at coffee shops and other public places. At this time we do not intend to rent space to provide a central location for our tutoring services.”

Industry overview and Market Analysis, page 20

12.

We note reference to third party information in this section and under the risk factor “We may lose out to larger and better-established competitors” on page 9.  Please provide us with marked copies of any materials that support third party statements, clearly cross-referencing a statement with the underlying factual support.

RESPONSE:  We have removed the referenced third party information in its entirety.

Plan of Operations and Growth, page 21

13.

Revise this section and the section title “Marketing Strategy” to reflect the sale of varying amounts of the total shares offered.  For example, you should supplement the chart under “Significant Milestones” to provide expected timelines and the associated costs of implementing your plans if 50% of the shares offered are sold as well as if the offering proves unsuccessful.  To the extent that you would not be able to accomplish certain of the milestones disclosed, make that clear.

RESPONSE:  We have revised the Filing accordingly.

14.

Discuss whether you have begun to develop the tutor training program and the tutoring materials referenced within this section.  Provide an estimated timeline for completion of the tutor training program as well as a critical mass of tutoring materials so as to facilitate providing your services.

RESPONSE:  Initially we will utilize materials and homework that are at the core of each specific student’s class or classes, as well as test prep handouts and past exams and will create additional handouts as needed to supplement the students understanding; therefore, we have revised the Filing on Pages 22-23 to clarify and have include the following language:

“Initially, our first tutoring services will focus on those subjects Prof. Simon has had the most experience with throughout his tenure as a teacher.  As we generate revenue through our tutoring services, and receive referrals, we plan to seek out qualified tutors to hire. However, before we begin hiring new tutors, we plan to develop an extensive training program in order to teach our tutors our approach to teaching. We have not yet begun to develop our tutor training program and we plan to do so once we have begun to generate revenues, which we anticipate being around 12-18 months after we obtain a notice of effectiveness from this Offering. However as the ability to develop our program depends on obtaining revenues, this time period is an estimate and may fluctuate accordingly. While Prof. Simon enjoys the time he spends tutoring, his hands-on tutoring time will be more limited as we grow. He feels that his time will be better spent training tutors in the future to allow the business to serve more clients.  As the demand for more course material and subjects increases, we will add tutors as necessary to devote time to specific students and subjects.”

“We intend to utilize handouts to help teach students particular principles. These will be collected, accumulated and updated occasionally as needed. Students who are enrolled in tutoring sessions will have full access to all of the Company’s materials. The Company anticipates that the cost to provide these tutoring materials will be low as the materials will have been developed from time to time, or collected from existing curriculum. Although some investment of time will be required to accumulate them, they will be beneficial to the Company and its students in the long run. Mr. Simon will begin compiling tutoring handouts and related materials from materials he has taught in the past, from student input and create additional handouts to supplement based on current clients needs. He will also use clients’ homework and class materials to further supplement their understanding of certain subjects. We anticipate amassing our tutoring handouts and materials over the next 12 months.”

15.

Disclose whether school policies and privacy concerns might limit the contact you intend to have with a student’s current teacher.  Similarly, disclose as necessary whether and how Mr. Simon’s role as an assistant adjunct professor at Queens College might limit his ability to perform his anticipated tasks.  For example, consider whether any policies of Queens College would limit Mr. Simon from offering educational services outside the context of his employment.

RESPONSE:  We have revised the Filing to remove any reference to interacting with a student’s teachers. However, we believe that any interaction would be on a case by case basis and based on the request of the teacher and/or parents, thus mitigating any concerns. Additionally, as an assistant adjunct professor Mr. Simon is not a full-time faculty member of Queens College; therefore, he has a flexible schedule which will give him more time and allow him to perform his anticipated tasks. Further, we are not aware of any policies Queens College has in place that would limit his ability to offer educational services outside of the context of his employment. Thus we have revised the Filing on Page 22 to include the following language:

“Currently, Prof. Simon is the sole officer and director, as well as the Company’s only available tutor. As an assistant adjunct professor Mr. Simon is not a full-time faculty member of Queens College; therefore, he has a flexible schedule which will give him more time and allow him to perform his anticipated tasks. Accordingly, he is able to serve students in the evening, on weekends, as well as during the day in between classes. Further, we are not aware of any policies Queens College has in place that would limit his ability to offer educational services outside of the context of his employment.”

Management Discussion And Analysis, page 24

Results Of Operations, page 24

16.

Disclose net loss in addition to or in lieu of the loss per share information provided.

RESPONSE:  We have amended the Filing on Page 26 to include the following language:

“As at April 30, 2011, the Company had a loss per share of $nil. Net loss for the period ended April 30, 2011 was $14,808 and is comprised of general and administrative expenses.”

Liquidity And Capital Resources, page 24

17.

Clarify that because the note payable referenced is due on demand and because you do not currently have sufficient funds to repay it, the current liquidity of the company presents a material risk to investment.  Explicitly state that the successful implementation of your business plans in dependent upon receiving sufficient funds from this offering and/or additional funding from friends family and business acquaintances.  Make clear, as stated elsewhere in the filing, that you have received no commitments or indications of interest from potential investors.

RESPONSE:  We have amended the Filing on Page 26 to include the following language:

“The lender of the Note can demand repayment at any time and since we do not have sufficient funds to repay the Note, the current liquidity of the Company presents a material risk to investment. Additionally, we will require additional funds to successfully implement our business plan, either from this Offering and/or from additional financing sources. The Company will seek out any and all additional financing sources, including friends, family, and business acquaintances; however, there is no guarantee regarding the availability or likelihood of such funds being available to the Company, on terms acceptable to us since we haven’t received any firm commitments or indications of interest from our friends, family members, or business acquaintances regarding potential investments in our Company.”

Directors, Executive Officers, Promoters And Control Persons, page 26

18.

Review of HDS International Corp’s public filings suggest the Mr. Simon is no longer associated with that company.  Moreover, it appears that his affiliation with HDS began prior to February 23, 2011.  Revise here and throughout the filing to accurately convey Mr. Simon’s past and his current affiliation with HDS.  See Item 401(e) of Regulation S-K.

RESPONSE:  We have revised the Filing on Page 29 to include the following language:

“Mr. Simon was the sole officer and director of HDS International Corp., a public company currently quoted on the OTC Market under the symbol HDSI.PK. Mr. Simon became the sole officer and director of HDS International Corp. on February 23, 2010, yet the company has not generated any revenue to date. Mr. Simon resigned from his positions as sole officer and director of HDS International Corp. on August 16, 2011. He has no current affiliation with HDS International Corp.”

Executive Compensation, page 26

19.

Discuss the material terms of Mr. Simon’s Management Agreement within this section.  Disclose how you intend to pay Mr. Simon the $1,000 he is owed per calendar month given you statement that on page 13 that “funds from this Offering will not be used to pay Mr. Simon for his services to the Company…”

RESPONSE:  We have amended the Filing on Pages 10, 26, 29, and 31 to reflect the following language:

“Pursuant to a Management Agreement dated May 16, 2011, Mr. Simon, agreed to act as our sole officer and director and currently devotes approximately 15-20 hours per week to manage the affairs of the Company. Additionally, pursuant to the Management Agreement, Mr. Simon receives a monthly fee of $1,000 per calendar month. Such fee is payable on the first day of each calendar quarter. As of the date of this Filing, all compensation due and owing Mr. Simon is being accrued and deferred until such time that Mr. Simon believes it to be in the best interest of the Company to pay any such amounts due and owing. This decision will be based on the best interests of the Company at that time. There are no annuity, pension or retirement benefits proposed to be paid to our current officer and director and employees in the event of retirement at normal retirement date pursuant to any presently existing plan provided or contributed to by the Company or any of its subsidiaries, if any.”

Committees, page 27

20.

We note disclosure here that you “do not currently have an audit, compensation or nominating committee.”  We further note that article 13 of your Code of Ethics (Exhibit 14.1) states “[t]he Company shall establish an Audit Committee empowered to enforce this Code Of Ethics.”  Disclose this requirement and discuss when you plan to establish an Audit Committee.

RESPONSE:  We have amended the Filing on Page 30 to include the following language:

“Although we have adopted a Code of Ethics, we have not yet adopted any other corporate governance measures and, since our securities are not yet listed on a national securities exchange, we are not required to do so. Even though our Code of Ethics requires us to establish an audit committee to enforce the Code of Ethics, we have not adopted corporate governance measures such as audit, compensation or nominating committees of our board of directors as we presently do not have any independent directors. When we expand our board membership in future periods to include additional independent directors, we will establish an audit and other committees from our board of directors.”

Certain Relationships And Related Transactions, page 28

21.

Identify 888 Investment Ltd. as a promoter of the company.  Provide all of the disclosures required by Items 401(g) and 404(c) of Regulations S-K.

RESPONSE:  888 Investment Ltd. (“888 Investment”) is not a promoter of the Company; therefore, we have not added disclosure relating to 888 Investment’s role in the Company as we do not believe such disclosure is applicable. Pursuant to Rule 405 of Regulation S-K, 888 Investment is not a promoter since: i) 888 Investment have not taken any part in founding or organizing the Company and ii) any consideration 888 Investment may receive is solely due to the capital it has provided to the Company in exchange for the Company issuing a note payable to 888 Investment. 888 Investment is simply an angel investor, as they have provided capital to help finance the Company’s start up operations, and have not otherwise taken part in any aspect of the Company and outside of the repayment of the Note have no continued financial or other economic interest in the Company.

As accurately depicted from the Filing, 888 Investment provided start-up capital to the Company. Beyond that, 888 Investment has had no influence or control, directly or indirectly, over Company expenses or invoices that are paid from funds advanced by 888 Investment.  We believe that in order for 888 Investment to have "taken the initiative in “founding and organizing" the business there would have to have been some action beyond simply writing a check. As already disclosed, 888 Investment has simply been an angel investor by providing capital to the Company.

Further, 888 Investment has no influence or control over the actions or direction of the Company, and, therefore, could not have taken the initiative in "founding and organizing" the business, both of which are the sole responsibility of the undersigned, Mr. Simon. In fact, we note the following:

(a)

On Page 10, there is a risk factor stating that our future success will depend, among other factors listed in the Filing, on the continued service of the undersigned;

(b)

On Page 10, there is a risk factor that describes the direct link between our success and the time devoted by the undersigned; and

(c)

The Description of Business section describes our operational base as being New York City, not Country of Belize where 888 Investment is located.

The Company determined that, with the limited amount of angel financing available to start-up companies in today's economic climate, the best way to use the funds provided by 888 Investment was to register the subject offering thereby registering additional equity for direct sale by the Company which, in turn, will be used to finance our operations.  This fact is disclosed throughout the Filing.

The undersigned, Mr. Simon, believes that this use of the funds provided by 888 Investment was in the best long-term interest of the Company. We do not believe this gives rise, in any way, to the conclusion that 888 Investment is somehow controlling the operations of the Company, i.e. "founding and organizing" the business.  We believe that 888 Investment' status as an angel investor is well-established and that there has been significant disclosure pertaining to this fact.

Based on each of the foregoing facts, including the location of our proposed operations, the fact that the undersigned makes all decisions for the Company, the success of the Company being contingent on the continued service and time devoted by the undersigned and the fact that 888 Investment simply provided capital and has no influence whatsoever over any decision made by the Company, 888 Investment most certainly does not fall within the scope of the definition of a promoter as set forth in Rule 405.

22.

Review of Mr. Simon’s Management Agreement (Exhibit 10.2) indicates that the term of the agreement is until Mr. Simon controls less that 10% of your equity interest or such earlier time as you and he mutually agree.  The disclosure here, however, states that the agreement is for a term of one year.  Please advise and revise the disclosure as necessary.

RESPONSE:  The Filing incorrectly stated that the agreement was for a term of one year; therefore, we have revised the Filing on Page 31 to include the following language:

“On May 16, 2011, Mark Simon agreed to act as our sole officer and director and currently devotes approximately 15-20 hours per week to manage the affairs of the Company. Additionally, pursuant to the Management Agreement made effective May 1, 2011, Mr. Simon receives a monthly fee of $1,000 per calendar month. Such fee is payable on the first day of each calendar quarter; however, such fee is being accrued and deferred until such time as Mr. Simon believes it to be in the best interest of the Company to pay any such amounts due and owing.”

In connection with the Company’s responding to the comments set forth in the August 24, 2011 letter, the Company acknowledges that:

•

The Company is responsible for the adequacy and accuracy of the disclosure in the Filing;

•

Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the Filing; and,

•

The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

A copy of this letter and any related documents have also been filed via the EDGAR system. Thank you for your courtesies.

Very truly yours,

New York Tutor Company

/s/ Mark Simon

By: Mark Simon

Title:  President and Chief Executive Officer